Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 19, 2013 and the Prospectus dated January 4, 2011

Registration No. 333-171526

April 19, 2013

CCO HOLDINGS, LLC

CCO HOLDINGS CAPITAL CORP.

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	5.750% Senior Notes due 2024

Final Maturity Date:	January 15, 2024

Issue Price:	100.0%, plus accrued interest, if any

Coupon:	5.750%

Yield to Maturity:	5.750%

Interest Payment Dates:	January 15 and July 15

Record Dates:	January 1 and July 1

First Interest Payment Date:	July 15, 2013

Gross Proceeds:	$1,000,000,000

Underwriting Discount:	1.150%

Net Proceeds to the Issuers before Estimated Expenses:	$988,500,000

Optional Redemption:	Except as described below, the Notes are not redeemable before July 15, 2018. On or after July 15, 2018, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2018	102.875%
2019	101.917%
2020	100.958%
2021 and thereafter	100.000%

At any time and from time to time prior to July 15, 2018, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to July 15, 2016, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 105.750% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Barclays Capital Inc.

J.P. Morgan Securities LLC

UBS Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Goldman, Sachs & Co.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Guggenheim Securities, LLC

LionTree Advisors LLC

Morgan Joseph TriArtisan LLC

Use of Proceeds:	We intend to use the proceeds of this offering to repurchase or redeem our outstanding 7.875% senior notes due 2018, to pay related fees and expenses and for general corporate purposes.

Trade Date:	April 19, 2013

Settlement Date:	May 3, 2013 (T+10)

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP BE2 ISIN: US1248EPBE24

Listing:	None

The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.